UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May, 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Stone Technologies Selects Sierra Wireless IoT Solutions to Expand Business into Industrial Monitoring Market

Sierra Wireless’ IoT solution and managed service enables Stone Technologies to generate new revenue streams with a remote monitoring application for industrial companies

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 30, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Stone Technologies, a supplier of intelligent monitoring solutions, has chosen Sierra Wireless’ Uplink® remote monitoring solution and connectivity services to expand beyond its traditional alarm monitoring business to generate new revenue streams.

Art Stone, CEO, Stone Technologies, said: “Sierra Wireless’ Uplink solution and connectivity services have allowed us to expand into new markets and open new revenue streams with a managed service for industrial monitoring. We’re giving customers greater visibility over their remote equipment, whether they’re in wastewater monitoring, tower lighting or emergency generator management. By partnering with Sierra Wireless, we were able to deliver a new service for our customers and increase our monitoring revenue by 32 percent from 2017 to 2018.”

Stone Technologies was already using Uplink solutions for its security monitoring services but recognized that these same remote monitoring capabilities could be used to realize new business opportunities outside of the security industry. The company is now providing a managed service for government and enterprise customers with three unique use cases: radio tower lighting, emergency generators and water/wastewater management stations. Stone Technologies’ can now monitor critical operations data about the status and performance of its customers’ systems, allowing them to increase revenue and find cost savings. Additionally, this service helps Stone Technologies customers ensure compliance with safety regulations and avoid government and municipality fines due to, for example, sewer water escaping into environmentally sensitive areas or radio tower lights failing.

Marc Overton, Chief Solutions Officer, Sierra Wireless, said: “As Stone Technologies’ trusted IoT partner, Sierra Wireless provides solutions and services that enable them to capitalize on opportunities for recurring revenue in new markets. Stone Technologies’ managed monitoring service guarantees that they can react quickly to costly system failures and important mechanical events, helping their customers avoid hefty fines and business losses. By providing a new service to customers, Stone Technologies has greatly increased their annual revenue and expanded into new markets.”

The Uplink 5500EZ remote monitoring solution sends an alert to the user anytime that a connected device has had a change of state, making it an ideal solution for wide range of monitoring applications, from security to industrial and beyond.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources:

  Case study: How Stone Technology Uses the Uplink 5500EZ for Industrial Monitoring

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About Uplink

Uplink, a Sierra Wireless Solution, is the security industry’s most trusted source for wireless alarm communicators. Uplink’s cellular alarm communications and interactive services offer a superior wireless solution that is always connected when they need it most. Uplink solutions are powered by Sierra Wireless, providing packaged solutions to alarm dealers as a fast, easy and highly profitable solution to meet their customer’s security, industrial monitoring and GPS tracking needs. As a security solutions provider, Uplink solutions have long been the security industry’s most trusted source of wireless alarm communicators, delivering a unique combination of superior value and reliable technology for over 20 years. For more information, visit www.uplink.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “Uplink” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 30, 2019